Charlton Mining Exploration Inc.
2020 Brentwood, St-Lazare de Vaudreuil, Qc. J7T 2G5
Phone/Fax: 450.455.2850 E-Mail: charltonex@bellnet.ca

CONSENT OF AUTHOR

To: Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

I, J. D. Charlton, P. Geo., the author of the following reports (i) Technical Report on the Gravel Hill, Screech, and Eyeberry Properties together comprising the Thelon Project, dated February 25, 2005 with revisions on June 22, 2005 and October 20, 2005; and (ii) Technical Report on the Mountain Lake and Dismal West Properties together comprising the Hornby Project, dated January 31, 2005 with revision on October 20, 2005 (collectively, the "Reports") do hereby consent to the written disclosure of my name and reference to, and incorporation by reference of, the Reports, in the Annual Information Form of Ur-Energy Inc. dated March 21, 2007 for the fiscal year ended December 31, 2006 (the "AIF").

I certify that I have read the AIF being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the services performed by me in connection with the Reports.

Dated March 29, 2007.

PROFESSIONAL GEOLOGIST REGISTERED J.D. CHARLTON LICENSEE NWT/NU

J. D. Charlton, P. Geo.